Exhibit 99.1

Bezeq The Israel Telecommunication Corporation Limited

Consolidated Pro Forma Financial Statements

December 31, 2013

Increase to a holding of 58% in DBS
Satellite Services (1998) Ltd.

Contents	Page

Auditors' Report	2

Pro Forma Consolidated Financial Statements as at December 31, 2013	3
Pro Forma Consolidated Statement of Financial Position	4
Pro Forma Consolidated Statements of Income and Comprehensive Income	5
Notes to the Pro Forma Consolidated Financial Statements	8

Somekh Chaikin	Telephone	972 2 531 2000
8 Hartum Street,	Fax	972 2 531 2044
PO Box 212, Jerusalem 91001	Internet	www.kpmg.co.il

Auditors' Report to the Shareholders of
"Bezeq" the Israeli Telecommunication Corporation Ltd.

We have audited the accompanying pro forma consolidated balance sheet of “Bezeq" the Israeli Telecommunication Corporation Ltd. (hereinafter “the Company”) as of December 31, 2013 and the pro forma consolidated income statements and statements of comprehensive income for each of the three years in the period ended December 31, 2013.  These pro forma financial statements are the responsibility of the Company's Board of Directors and of its Management. Our responsibility is to express an opinion on these pro forma financial statements based on our audit.

We did not audit the financial statements of certain consolidated subsidiaries whose assets constitute 1.6% of the total consolidated assets as of December 31, 2013, and whose revenues constitute 1.3%, 1.6 % and 1.5 % of the total consolidated revenues for the years ended December 31, 2013, 2012 and 2011, respectively. The financial statements of those companies were audited by other auditors whose reports thereon were furnished to us, and our opinion, insofar as it relates to amounts emanating from the financial statements of such companies, is based solely on the reports of the other auditors.

We conducted our audit in accordance with generally accepted auditing standards in Israel, including standards prescribed by the Auditors Regulations (Manner of Auditor's Performance) - 1973. Such standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Board of Directors and by Management, as well as evaluating the overall financial statement presentation. We believe that our audit and the reports of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audit and the reports of the other auditors, the pro forma consolidated financial statements referred to above present fairly, in all material respects, the pro forma consolidated financial position of the Company and its consolidated subsidiaries as of December 31, 2013 and their pro forma results of operations for each of the three years in the period ended December 31, 2013, in accordance with Regulation 9a of the Securities Regulations (Periodic and Immediate Reports), 1970, based on the assumptions set forth in Note 3

Somekh Chaikin
Certified Public Accountants (Isr.)

February 15, 2015

2

Consolidated Pro Forma Financial Statements as at December 31, 2013

	December 31, 2013
	Prior to the pro forma event	Adjustments for pro forma data	Pro forma data
	NIS million	NIS million	NIS million
Assets
Cash and cash equivalents	610	126	736
Investments, including derivatives	1,132	-	1,132
Trade receivables	2,651	118	2,769
Other receivables	344	2	346
Inventory	117	-	117
Assets classified as held for sale	66	-	66
Total current assets	4,920	246	5,166
Trade and other receivables	652	-	652
Broadcasting rights, net of rights exercised	-	417	417
Property, plant and equipment	5,973	775	6,748
Intangible assets	2,060	2,162	4,222
Deferred and other expenses	261	36	297
Investments in equity-accounted investees (mainly loans)	1,015	(979)	36
Investments	81	-	81
Deferred tax assets	60	-	60
Total non-current assets	10,102	2,411	12,513

Total assets	15,022	2,657	17,679

3

Consolidated Pro Forma Financial Statements as at December 31, 2013

Pro Forma Consolidated Statement of Financial Position as at

	December 31, 2013
	Prior to the pro forma event	Adjustments for pro forma data	Pro forma data
	NIS million	NIS million	NIS million
Liabilities and equity
Debentures, loans and borrowings	1,136	328	1,464
Trade payables	719	422	1,141
Other payables, including derivatives	707	150	857
Current tax liabilities	523	-	523
Provisions	125	13	138
Employee benefits	257	10	267
Total current liabilities	3,467	923	4,390
Loans and debentures	8,691	1,568	10,259
Minority interest loans in DBS	-	187	187
Employee benefits	234	6	240
Provisions	68	-	68
Deferred tax liabilities	55	-	55
Other liabilities, including derivatives	84	25	109
Total non-current liabilities	9,132	1,786	10,918

Total liabilities	12,599	2,709	15,308
Equity
Total equity attributed to owners of the Company	2,423	120	2,543
Non-controlling interests	-	(172)	(172)
Total equity	2,423	(52)	2,371

Total liabilities and equity	15,022	2,657	17,679

Yitzhak Edelman, outside director	Stella Handler	David (Dudu) Mizrahi
director (Authorized to sign as chairman of the board)	CEO	Deputy CEO and CFO
chairman of the board, see Note 2 below)

Date of approval of the pro forma financial statements:

The attached notes are an integral part of these pro forma consolidated financial statements

4

Pro Forma Consolidated Financial Statements as at December 31, 2013

Pro Forma Consolidated Statements of Income

	Year ended December 31, 2013
	Prior to the pro forma event	Adjustments for pro forma data	Pro forma data
	NIS million	NIS million	NIS million

Revenues	9,563	1,624	11,187
Costs of activity
Depreciation and amortization	1,311	404	1,715
Salaries	1,872	253	2,125
General and operating expenses	3,576	841	4,417
Other operating expenses (income), net	(15)	-	(15)
	6,744	1,498	8,242

Operating profit	2,819	126	2,945
Financing expenses (income)
Financing expenses	573	178	751
Financing income	(428)	219	(209)
Financing expenses, net	145	397	542

Profit after financing expenses, net	2,674	(271)	2,403
Share in losses of equity-accounted investees	252	(250)	2
Profit before income tax	2,422	(21)	2,401
Income tax	651	(5)	646
Profit for the year	1,771	(16)	1,755
Attributable to:
Owners of the Company	1,771	93	1,864
Non-controlling interests	-	(109)	(109)
Profit for the year	1,771	(16)	1,755
Earnings per share (NIS)
Basic and diluted earnings per share	0.65		0.68

Pro Forma Consolidated Statements of Comprehensive Income

	Year ended December 31, 2013
	Prior to the pro forma event	Adjustments for pro forma data	Pro forma data
	NIS million	NIS million	NIS million
Profit for the year	1,771	(16)	1,755
Items of other comprehensive income not transferred to profit or loss
Actuarial gains, net of tax	22	-	22
Items of other comprehensive income (net of tax) to be transferred to profit or loss subsequent to initial recognition in comprehensive income	(16)	-	(16)
Total comprehensive income for the year	1,777	(16)	1,761

The attached notes are an integral part of these pro forma consolidated financial statements.

5

Consolidated Pro Forma Financial Statements as at December 31, 2013

Pro Forma Consolidated Statements of Income

	Year ended December 31, 2012
	Prior to the pro forma event	Adjustments for pro forma data	Pro forma data
	NIS million	NIS million	NIS million

Revenues	10,278	1,614	11,892
Costs of activity
Depreciation and amortization	1,436	428	1,864
Salaries	1,976	244	2,220
General and operating expenses	3,953	869	4,822
Other operating expenses (income), net	(128)	-	(128)
	7,237	1,541	8,778

Operating profit	3,041	73	3,114
Financing expenses (income)
Financing expenses	649	156	805
Financing income	(498)	192	(306)
Financing expenses, net	151	348	499

Profit after financing expenses, net	2,890	(275)	2,615
Share in the losses (profits) of equity-accounted investees	245	(248)	(3)
Profit before income tax	2,645	(27)	2,618
Income tax	778	(5)	773
Profit for the year	1,867	(22)	1,845

Attributable to:
Owners of the Company	1,861	88	1,949
Non-controlling interests	6	(110)	(104)
Profit for the year	1,867	(22)	1,845

Basic and diluted earnings per share	0.68		0.72

Pro Forma Consolidated Statements of Comprehensive Income

	Year ended December 31, 2012
	Prior to the pro forma event	Adjustments for pro forma data	Pro forma data
	NIS million	NIS million	NIS million
Profit for the year	1,867	(22)	1,845
Items of other comprehensive income not transferred to profit or loss
Actuarial gains, net of tax	(20)	-	(20)
Items of other comprehensive income (net of tax) to be transferred to profit or loss subsequent to initial recognition in comprehensive income	(7)	-	(7)
Total comprehensive income for the year	1,840	(22)	1,818

The attached notes are an integral part of these pro forma consolidated financial statements.

6

Consolidated Pro Forma Financial Statements as at December 31, 2013

Pro Forma Consolidated Statements of Income

	Year ended December 31, 2011
	Prior to the pro forma event	Adjustments for pro forma data	Pro forma data
	NIS million	NIS million	NIS million

Revenues	11,373	1,603	12,976
Costs of activity
Depreciation and amortization	1,395	456	1,851
Salaries	2,090	233	2,323
General and operating expenses	4,494	800	5,294
Other operating expenses (income), net	139	(16)	123
	8,118	1,473	9,591

Operating profit	3,255	130	3,385
Financing expenses (income)
Financing expenses	601	169	770
Financing income	(389)	165	(224)
Financing expenses, net	212	334	546

Profit after financing expenses, net	3,043	(204)	2,839
Share in losses of equity-accounted investees	216	(217)	(1)
Profit before income tax	2,827	13	2,840
Income tax	758	4	762
Profit for the year	2,069	9	2,078

Attributable to:
Owners of the Company	2,074	93	2,167
Non-controlling interests	(5)	(84)	(89)
Profit for the year	2,069	9	2,078
Earnings per share (NIS)
Basic earnings per share	0.77		0.80

Diluted earnings per share	0.76		0.80

Interim Condensed Consolidated Statements of Comprehensive Income

	Year ended December 31, 2011
	Prior to the pro forma event	Adjustments for pro forma data	Pro forma data
	NIS million	NIS million	NIS million
Profit for the year	2,069	9	2,078
Items of other comprehensive income not transferred to profit or loss
Actuarial gains, net of tax	27	-	27
Items of other comprehensive income (net of tax) to be transferred to profit or loss subsequent to initial recognition in comprehensive income	8	-	8
Total comprehensive income for the year	2,104	9	2,113

The attached notes are an integral part of these pro forma consolidated financial statements.

7

Consolidated Pro Forma Financial Statements as at December 31, 2013

Notes to the Pro Forma Consolidated Financial Statements

1.	General

These pro forma consolidated financial statements are prepared in accordance with Regulation 9A of the Securities Regulations (Periodic and Immediate Reports), 1970 and refer to the acquisition of control in DBS Satellite Services (1998) Ltd. (“DBS”) by way of the exercise of an option for DBS shares by the company granted to it, at no cost, at a rate of 8.6% of the issued capital of DBS, as a result of which the Company’s holdings in DBS will reach 58%.

2.
The board of directors authorized external director Yitzhak Edelman, chairman of the committee for reviewing financial statements, to sign these pro forma consolidated financial statements instead of the chairman of the board, in accordance with Regulation 9(E) of the Securities Regulations (Periodic and Immediate Reports), 1970. These reports are an attachment to the reports published by the Company, inter alia, in accordance with the Securities Regulations (Transaction between the Company and its Controlling Shareholder), 2001, regarding the Company's engagement in the transaction for acquisition of the holdings of Eurocom DBS Ltd. ("Eurocom DBS") in DBS. The chairman of the board did not attend the board meeting for approval of these financial statements, for the sake of caution, being a controlling shareholder (indirectly) in Eurocom DBS. The other directors in the Company, who are relatives of the chairman of the board and/or officers of Eurocom Group, did not attend this meeting.

3.	The pro forma event and assumptions

                3.1.      Pro forma event

Under the acquisition transaction described below, Company plans to engage in a transaction with a controlling shareholder in a company in which he has a personal interest, meaning, the Company will gain control of 100% of the holdings in DBS Satellite Services (1998) Ltd. (“DBS”). Following the transaction, if approved, DBS will become a wholly-owned subsidiary of the Company.

On February 10, 2015, the special subcommittee of the board of directors, audit committee and the board of directors of the Company approved a transaction between the Company and Eurocom DBS, which is a company controlled (indirectly) by Shaul and Yosef Elovitch, who are controlling shareholders of the Company. Under the transaction, if approved, the Company will acquire the entire holding of Eurocom DBS in DBS, which, as at this date, represents 50.22% of the issued share capital of DBS (41.62% fully diluted) and all of the owners loans provided by Eurocom to DBS ("the Acquisition Transaction"). Prior to the Acquisition Transaction, the Company and DBS will accept the terms established by the Antitrust Commissioner in his decision regarding the merger on March 26, 2014, and the Company will exercise its option, at no cost, for the allotment of DBS shares at a rate of 8.6% of the issued capital of DBS.

Under the terms of the Acquisition Transaction, the Company will pay Eurocom DBS NIS 680 million in cash on the closing date, against acquisition of the shares and shareholder loans. Eurocom will also be entitled to two additional contingent considerations, as follows: the first additional consideration of up to NIS 200 million will be paid in accordance with the tax synergy and another consideration of up to NIS 170 million will be paid in accordance with the business results of DBS in the next three years.

Completion of the Acquisition Transaction is subject to the approval of the Ministry of Communications and the approval of general meeting of the Company's shareholders

8

Consolidated Pro Forma Financial Statements as at December 31, 2013

                 3.2    Assumptions that served in the preparation of the pro forma financial statements

3.2.1
The pro forma consolidated financial statements have been prepared to reflect the Company's financial position as at December 31, 2013 and the results of the Company's operations for the three years ended December 31, 2013, assuming a business combination with DBS, if completed, such that the Company's holdings in DBS will reach 58.36% of the issued capital of DBS as a result of the exercise of its option for 8.6% of DBS shares.

3.2.2
The pro forma consolidated financial statements are based on the consolidated financial statements of the Company and the financial statements of DBS as at December 31, 2013, which were prepared in accordance with International Financial Reporting Standards (IFRS).

3.2.3
The pro forma statement of financial position of the Company as at December 31, 2013 was prepared under the assumption that the business combination took place on December 31, 2013. The pro forma statements of income and pro forma statements of other comprehensive income were prepared under the assumption that the business combination took place on January 1, 2011.

3.2.4
Prior to acquiring control in DBS, as described above, the Company held 49.8% of its shares and accounted for this investment using the equity method. Accordingly, the consolidated statements of income included equity losses for this investment. As a result of the exercise of the option granted to it, the Company is expected to hold 58% of the interests in DBS. For the purpose of the pro forma statement of financial position as at December 31, 2013, the investment in DBS that was accounted for at equity was derecognized. In addition, for the purpose of the pro forma statement of income, the equity losses that were recognized were eliminated.

3.2.5
Acquisition of control was accounted for using the acquisition method in accordance with IFRS 3, Business Combinations. Accordingly, at the date of the Acquisition Transaction, the Company presented its investment in shares, share options and loans to DBS prior to combining the businesses, according to the equity method based on a valuation by an independent assessor whose opinion is attached to these statements. In accordance with the valuation, the value of the Company's investments prior to acquisition of control is estimated at NIS 1.099 billion. The Company recognized a gain of NIS 16 million from the acquisition of control in the pro forma statement of income for 2011.

3.2.6
To estimate the value of DBS's operations, the revenue approach was applied, For the purpose of the valuation, the discounted cash flow (DCF) method was applied based on the cash flow for the next five years. The cash flow forecast is based on the results of DBS for 2013 and the nine months ended September 30, 2014. In the valuation, it was assumed that the market share of DBS is expected to maintain stability throughout the years of the forecast. It was also assumed that a gradual erosion in the ARPU of DBS is expected in the short- and medium-term. The revenue forecast was prepared for five years, based on the forecast of the number of subscribers, average income and competition in the market. Cost of capital is 8.5% (after tax). It was also assumed that the perpetual growth rate will be 1%.

The valuation was based on assumptions regarding a participant in the relevant market that might acquire the Company's holdings in DBS and does not take into account the specific operational and tax synergies between the companies. The valuation is as at September 30, 2014.

3.2.7
The Company is currently preparing the allocation of the fair value for the tangible and intangible assets of DBS (PPA) through an external assessor. The PPA has not been completed. The PPA is attached to these statements. As at the approval date of this pro forma statement, the excess cost amounted to NIS 2,234 million. For the purpose of the pro forma statements, an excess cost that was determined provisionally will be allocated.

9

Consolidated Pro Forma Financial Statements as at December 31, 2013

 The main points of valuation are as follows:

A.
Customer relations were estimated at NIS 761 million. The valuation was based on the income approach, using the multi-period excess earning method. Under this approach, the value of the asset is derived from the present value of the cash flows that are expected to arise from it over the remaining economic life of the asset. Amortization will be based on the economic life of customer relations, which was set at 7 years, taking into account the customer churn rate, which includes the churn rate for an amortization period of seven years, as follows: Years 1-2 - 20%, years 3-4 - 15%, and years 5-7 - 10%.

B.	Brand value - estimated at NIS 329 million. The valuation was prepared in accordance with the relief from royalty method, according to a remaining economic life of 12 years.

C.
Debentures - excess value over cost was estimated at NIS 180 million due to a decrease in yield to maturity of each debenture series. The interest rates underlying the discounted cash flows are 2.3% -2.6%.

D.	Eurocom shareholders loans - The fair value of the minority loans amounts to NIS 187 million, and, accordingly, the excess cost of these loans was derived and amounted to NIS 343 million.

E.
Goodwill - a value of NIS 981 million, constituting the difference between the consideration in the business combination and the fair value of the tangible assets, intangible assets and liabilities of DBS

3.2.8
Non-controlling interests were calculated based on their share of the fair value of the identified assets and liabilities, net as at the day of assuming control under the layers method. The share of non-controlling interests in equity as at the date of combining the businesses using the layers method amounts to 15%. The share of non-controlling interests in profit or loss in consecutive periods is in accordance with the rate of their share capital holding (41.64%). Reconciliation with the layers method is effected as an equity transaction with non-controlling interests.

3.2.9	In the statement of income, DBS losses continued under the layers method, using a weighted rate of the Company’s share of the losses of 85%.

10

Bezeq The Israel Telecommunication Corporation Limited

Consolidated Interim Pro Forma Financial Statements

September 30, 2014

(Unaudited)

Increase to a holding of 58% in DBS
Satellite Services (1998) Ltd.

Pro Forma Interim Consolidated Financial Statements as at September 30, 2014 (Unaudited)

Contents	Page

Review Report	2

Interim Condensed Pro Forma Consolidated Financial Statements as at September 30, 2014 (Unaudited)
Interim Condensed Pro Forma Consolidated Statement of Financial Position	3
Interim Condensed Pro Forma Consolidated Statements of Income and Comprehensive Income	5
Notes to Interim Condensed Pro Forma Consolidated Interim Financial Statements	8

Somekh Chaikin	Telephone	972 2 531 2000
8 Hartum Street,	Fax	972 2 531 2044
PO Box 212, Jerusalem 91001	Internet	www.kpmg.co.il

Review Report to the Shareholders of
“Bezeq” -The Israel Telecommunication Corporation Ltd.

Introduction

We have reviewed the accompanying pro forma financial information of “Bezeq” -The Israel Telecommunication Corporation Ltd. and its subsidiaries (hereinafter – “the Group”) comprising of the pro forma condensed consolidated interim statement of financial position as of September 30, 2014 and the related pro forma condensed consolidated interim statements of income and comprehensive income for the nine and three month periods then ended. The Board of Directors and Management are responsible for the preparation and presentation of interim financial information for these interim periods in accordance with IAS 34 “Interim Financial Reporting”, and are also responsible for the preparation of financial information for these interim periods in accordance with Regulation 38b of the Securities Regulations (Periodic and Immediate Reports), 1970. Our responsibility is to express a conclusion on pro forma interim financial information for these interim periods based on our review.

We did not review the condensed interim financial information of a certain consolidated subsidiary whose assets constitute 0.8% of the total consolidated assets as of September 30 2014, and whose revenues constitute 1.1% and 0.8% of the total consolidated revenues for the nine and three month periods then ended, respectively. The condensed interim financial information of that company was reviewed by other auditors whose review report thereon was furnished to us, and our conclusion, insofar as it relates to amounts emanating from the financial information of that company, is based solely on the said review report of the other auditors.

Scope of Review

We conducted our review in accordance with Standard on Review Engagements 1, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" of the Institute of Certified Public Accountants in Israel. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review and the review report of other auditors, nothing has come to our attention that causes us to believe that the accompanying pro forma financial information was not prepared, in all material respects, in accordance with IAS 34.

In addition to that mentioned in the previous paragraph, based on our review and the review report of other auditors, nothing has come to our attention that causes us to believe that the accompanying pro forma interim financial information does not comply, in all material respects, with the disclosure requirements of Regulation 38b of the Securities Regulations (Periodic and Immediate Reports), 1970 based on the assumptions set forth in Note 3.

Somekh Chaikin
Certified Public Accountants (Isr.)

February 15, 2015

Pro Forma Interim Consolidated Financial Statements as at September 30, 2014 (Unaudited)

Condensed Interim Pro Forma Consolidated Statement of Financial Position as at

	September 30, 2014
	Prior to the pro forma event	Adjustments for pro forma data	Pro forma data
	(Unaudited)	(Unaudited)	(Unaudited)
Assets	NIS million	NIS million	NIS million
Cash and cash equivalents	1,599	208	1,807
Investments, including derivatives	2,495	-	2,495
Trade receivables	2,225	161	2,386
Other receivables	286	17	303
Inventory	83	-	83
Assets classified as held for sale	33	-	33
Total current assets	6,721	386	7,107

Trade and other receivables	567	-	567
Broadcasting rights, net of rights exercised	-	432	432
Property, plant and equipment	6,052	787	6,839
Intangible assets	1,810	2,057	3,867
Deferred and other expenses	255	41	296
Investments in equity-accounted investees (mainly loans)	1,043	(1,012)	31
Investments	85	-	85
Deferred tax assets	6	-	6
Total non-current assets	9,818	2,305	12,123

Total assets	16,539	2,691	19,230

Pro Forma Interim Consolidated Financial Statements as at September 30, 2014 (Unaudited)

Condensed Interim Pro Forma Consolidated Statement of Financial Position as at (Cont’d)

	September 30, 2014
	Prior to the pro forma event	Adjustments for pro forma data	Pro forma data
	(Unaudited)	(Unaudited)	(Unaudited)
Liabilities and equity	NIS million	NIS million	NIS million
Debentures, loans and borrowings	1,491	377	1,868
Trade payables	572	421	993
Other payables, including derivatives	787	140	927
Current tax liabilities	592	-	592
Provisions	124	9	133
Employee benefits	358	11	369
Dividend Payable	1,267	-	1,267
Total current liabilities	5,191	958	6,149

Loans and debentures	8,872	1,586	10,458
Loans to minority shareholders in DBS	-	186	186
Employee benefits	231	6	237
Provisions	69	-	69
Deferred tax liabilities	16	-	16
Other liabilities, including derivatives	136	20	156
Total non-current liabilities	9,324	1,798	11,122

Total liabilities	14,515	2,756	17,271
Equity
Total equity attributed to owners of the Company	2,024	87	2,111
Non-controlling interests	-	(152)	(152)
Total equity	2,024	(65)	1,959

Total liabilities and equity	16,539	2,691	19,230

Yitzhak Edelman, outside	Stella Handler	David (Dudu) Mizrahi
director, Authorized to sign as chairman of the chairman of the board	CEO	Deputy CEO and CFO
(see Note 2 below)

Date of approval of the pro forma financial statements: February 15, 2015

The attached notes are an integral part of these interim pro forma consolidated financial statements.

Pro Forma Interim Consolidated Financial Statements as at September 30, 2014 (Unaudited)

Interim Pro Forma Consolidated Statements of Income

	For the Nine-month Period Ending on September 30, 2014			For the Nine-month Period Ending on September 30, 2013
	Prior to the pro forma event	Adjustments for pro forma data	Pro forma data	Prior to the pro forma event	Adjustments for pro forma data	Pro forma data
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million

Revenues	6,793	1,274	8,067	7,154	1,210	8,364
Costs of activity
Depreciation and amortization	960	324	1,284	983	297	1,280
Salaries	1,328	197	1,525	1,431	186	1,617
General and operating expenses (Note 9)	2,513	644	3,157	2,610	624	3,234
Other operating income, net	(601)	-	(601)	(96)	-	(96)
	4,200	1,165	5,365	4,928	1,107	6,035

Operating profit	2,593	109	2,702	2,226	103	2,329
Financing expenses (income)
Financing expenses	365	130	495	447	139	586
Financing income	(252)	135	(117)	(351)	174	(177)
Financing expenses, net	113	265	378	96	313	409

Profit after financing expenses, net	2,480	(156)	2,324	2,130	(210)	1,920
Share in the losses (profits) of equity-accounted investees	132	(127)	5	195	(196)	(1)
Profit before income tax	2,348	(29)	2,319	1,935	(14)	1,921
Income tax	653	(7)	646	516	(3)	513
Profit for the period	1,695	(22)	1,673	1,419	(11)	1,408

Attributable to:
Owners of the Company	1,695	42	1,737	1,419	73	1,492
Non-controlling interests	-	(64)	(64)	-	(84)	(84)
Profit for the period	1,695	(22)	1,673	1,419	(11)	1,408
Earnings per share (NIS)
Basic earnings per share	0.62		0.64	0.52		0.55

Diluted earnings per share	0.62		0.63	0.52		0.55

Condensed Consolidated Interim Statements of Comprehensive Income

	For the Nine-month Period Ending on September 30, 2014			For the Nine-month Period Ending on September 30, 2013
	Prior to the pro forma event	Adjustments for pro forma data	Pro forma data	Prior to the pro forma event	Adjustments for pro forma data	Pro forma data
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million
Profit for the period	1,695	(22)	1,673	1,419	(11)	1,408
Items of other comprehensive income (net of tax) to be transferred to profit or loss subsequent to initial recognition in comprehensive income	(33)	-	(33)	(19)	-	(19)
Total comprehensive income for the period	1,662	(22)	1,640	1,400	(11)	1,389

 The attached notes are an integral part of these interim pro forma consolidated financial statements.

Pro Forma Interim Consolidated Financial Statements as at September 30, 2014 (Unaudited)

Interim Pro Forma Consolidated Statements of Income (Cont’d)

	For the Three-month Period Ending on September 30, 2014			For the Three-month Period Ending on September 30, 2013
	Prior to the pro forma event	Adjustments for pro forma data	Pro forma data	Prior to the pro forma event	Adjustments for pro forma data	Pro forma data
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million

Revenues	2,232	432	2,664	2,398	409	2,807
Costs of activity
Depreciation and amortization	327	110	437	329	100	429
Salaries	437	67	504	464	63	527
General and operating expenses	822	216	1,038	890	207	1,097
Other operating income, net	(25)	(1)	(26)	(6)	(1)	(7)
	1,561	392	1,953	1,677	369	2,046

Operating profit	671	40	711	721	40	761
Financing expenses (income)
Financing expenses	125	47	172	163	73	236
Financing income	(86)	46	(40)	(118)	74	(44)
Financing expenses, net	39	93	132	45	147	192

Profit after financing expenses, net	632	(53)	579	676	(107)	569
Share in the losses (profits) of equity-accounted investees	34	(33)	1	88	(89)	(1)
Profit before income tax	598	(20)	578	588	(18)	570
Income tax	170	(4)	166	139	(5)	134
Profit for the period	428	(16)	412	449	(13)	436

Attributable to:
Owners of the Company	428	6	434	449	26	475
Non-controlling interests	-	(22)	(22)	-	(39)	(39)
Profit for the period	428	(16)	412	449	(13)	436
Earnings per share (NIS)
Basic and diluted earnings per share	0.16		0.16	0.16		0.17

Condensed Consolidated Interim Statements of Comprehensive Income

	For the Three-month Period Ending on September 30, 2014			For the Three-month Period Ending on September 30, 2013
	Prior to the pro forma event	Adjustments for pro forma data	Pro forma data	Prior to the pro forma event	Adjustments for pro forma data	Pro forma data
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million
Profit for the period	428	(16)	412	449	(13)	436
Items of other comprehensive income (loss) (net of tax) to be transferred to profit or loss subsequent to initial recognition in comprehensive income	(24)	-	(24)	(9)	-	(9)
Total comprehensive income for the period	404	(16)	388	440	(13)	427

The attached notes are an integral part of these interim pro forma consolidated financial statements.

Pro Forma Interim Consolidated Financial Statements as at September 30, 2014 (Unaudited)

Interim Pro Forma Consolidated Statements of Comprehensive Income (Cont’d)

	Year ended December 31, 2013
	Prior to the pro forma event	Adjustments for pro forma data	Pro forma data
	(Audited)	(Audited)	(Audited)
	NIS million	NIS million	NIS million

Revenues	9,563	1,624	11,187
Costs of activity
Depreciation and amortization	1,311	404	1,715
Salaries	1,872	253	2,125
General and operating expenses	3,576	841	4,417
Other operating expenses (income), net	(15)	-	(15)
	6,744	1,498	8,242

Operating profit	2,819	126	2,945
Financing expenses (income)
Financing expenses	573	178	751
Financing income	(428)	219	(209)
Financing expenses, net	145	397	542

Profit after financing expenses, net	2,674	(271)	2,403
Share in losses of equity-accounted investees	252	(250)	2
Profit before income tax	2,422	(21)	2,401
Income tax	651	(5)	646
Profit for the year	1,771	(16)	1,755
Attributable to:
Owners of the Company	1,771	93	1,864
Non-controlling interests	-	(109)	(109)
Profit for the year	1,771	(16)	1,755
Earnings per share (NIS)
Basic and diluted earnings per share	0.65		0.68

Condensed Consolidated Interim Statements of Comprehensive Income

	Year ended December 31, 2013
	Prior to the pro forma event	Adjustments for pro forma ata	Pro forma data
	(Audited)	(Audited)	(Audited)
	NIS million	NIS million	NIS million

Profit for the year	1,771	(16)	1,755
Items of other comprehensive income not transferred to profit or loss
Actuarial profit (loss), net of tax	22	-	22
Items of other comprehensive income (net of tax) to be transferred to profit or loss subsequent to initial recognition in comprehensive income	(16)	-	(16)
Total comprehensive income for the year	1,777	(16)	1,761

The attached notes are an integral part of these interim pro forma consolidated financial statements.

Notes to Interim Pro Forma Consolidated Financial Statements as at September 30, 2014 (Unaudited)

Notes to the Pro Forma Consolidated Financial Statements

1.	General

These interim pro forma consolidated financial statements are prepared in accordance with Regulation 38B of the Securities Regulations (Periodic and Immediate Reports), 1970 and refer to the acquisition of control in DBS Satellite Services (1998) Ltd. (“DBS”) by way of the exercise of an option for DBS shares by the company granted to it, at no cost, at a rate of 8.6% of the issued capital of DBS, as a result of which the Company’s holdings in DBS will reach 58%.

2.
The board of directors authorized external director Yitzhak Edelman, chairman of the committee for reviewing financial statements, to sign these interim pro forma consolidated financial statements instead of the chairman of the board, in accordance with Regulation 9(E) of the Securities Regulations (Periodic and Immediate Reports), 1970. These reports are an attachment to the reports published by the Company, inter alia, in accordance with the Securities Regulations (Transaction between the Company and its Controlling Shareholder), 2001, regarding the Company's engagement in the transaction for acquisition of the holdings of Eurocom DBS Ltd. ("Eurocom DBS") in DBS. The chairman of the board did not attend the board meeting for approval of these financial statements, for the sake of caution, being a controlling shareholder (indirectly) in Eurocom DBS. The other directors in the Company, who are relatives of the chairman of the board and/or officers of Eurocom Group, did not attend this meeting.

3.	The pro forma event and assumptions

3.1.	Pro forma event

Under the acquisition transaction described below, Company plans to engage in a transaction with a controlling shareholder in a company in which he has a personal interest, meaning, the Company will gain control of 100% of the holdings in DBS Satellite Services (1998) Ltd. (“DBS”). Following the transaction, if approved, DBS will become a wholly-owned subsidiary of the Company.

On February 10, 2015, the special subcommittee of the board of directors, audit committee and the board of directors of the Company approved a transaction between the Company and Eurocom DBS, which is a company controlled (indirectly) by Shaul and Yosef Elovitch, who are controlling shareholders of the Company. Under the transaction, if approved, the Company will acquire the entire holding of Eurocom DBS in DBS, which, as at this date, represents 50.22% of the issued share capital of DBS (41.62% fully diluted) and all of the owners loans provided by Eurocom to DBS ("the Acquisition Transaction"). Prior to the Acquisition Transaction, the Company and DBS will accept the terms established by the Antitrust Commissioner in his decision regarding the merger on March 26, 2014, and the Company will exercise its option, at no cost, for the allotment of DBS shares at a rate of 8.6% of the issued capital of DBS.

Under the terms of the Acquisition Transaction, the Company will pay Eurocom DBS NIS 680 million in cash on the closing date, against acquisition of the shares and shareholder loans. Eurocom will also be entitled to two additional contingent considerations, as follows: the first additional consideration of up to NIS 200 million will be paid in accordance with the tax synergy and another consideration of up to NIS 170 million will be paid in accordance with the business results of DBS in the next three years.

Completion of the Acquisition Transaction is subject to the approval of the Ministry of Communications and the approval of general meeting of the Company's shareholders

3.2.	Assumptions that served in the preparation of the pro forma financial statements

3.2.1
The pro forma consolidated financial statements have been prepared to reflect the Company's financial position as at September 30, 2014 and the results of the Company's operations for the nine and three months ended September 30, 2014 and September 30, 2013, respectively, assuming a business combination with DBS, if completed, such that the Company's holdings in DBS will reach 58.36% of the issued capital of DBS as a result of the exercise of its option for 8.6% of DBS shares.

Notes to Interim Pro Forma Consolidated Financial Statements as at September 30, 2014 (Unaudited)

3.2.2
The interim pro forma consolidated financial statements are based on the consolidated interim financial statements of the Company and the financial statements of DBS as at September 30, 2014, which were prepared in accordance with International Financial Reporting Standards (IFRS).

3.2.3
The interim pro forma statement of financial position of the Company as at September 30, 2014 was prepared under the assumption that the business combination took place on September 30, 2014. The interim pro forma statements of income and interim pro forma statements of other comprehensive income were prepared under the assumption that the combination of businesses took place on January 1, 2011.

3.2.4
Prior to acquiring control in DBS, as described above, the Company held 49.8% of its shares and accounted for this investment using the equity method. Accordingly, the consolidated statements of income included equity losses for this investment. As a result of the exercise of the option granted to it, the Company is expected to hold 58% of the interests in DBS. For the purpose of the interim pro forma statement of financial position as at September 30, 2014 the investment in DBS that was accounted for at equity was derecognized.  In addition, for the purpose of the interim pro forma statement of income, the equity losses that were recognized by September 30, 2014, as above mentioned, were eliminated.

3.2.5
Acquisition of control was accounted for using the acquisition method in accordance with IFRS 3, Business Combinations. Accordingly, at the date of the Acquisition Transaction, the Company presented its investment in shares, share options and loans to DBS prior to combining the businesses, according to the equity method based on a valuation by an independent assessor whose opinion is attached to these statements. In accordance with the valuation, the value of the Company's investments prior to acquisition of control is estimated at NIS 1.099 billion. The Company recognized a gain of NIS 16 million from the acquisition of control in the pro forma statement of income for 2011.

3.2.6
To estimate the value of DBS's operations, the revenue approach was applied, For the purpose of the valuation, the discounted cash flow (DCF) method was applied based on the cash flow for the next five years. The cash flow forecast is based on the results of DBS for 2013 and the nine months ended September 30, 2014. In the valuation, it was assumed that the market share of DBS is expected to maintain stability throughout the years of the forecast. It was also assumed that a gradual erosion in the ARPU of DBS is expected in the short- and medium-term. The revenue forecast was prepared for five years, based on the forecast of the number of subscribers, average income and competition in the market. Cost of capital is 8.5% (after tax). It was also assumed that the perpetual growth rate will be 1%.

The valuation was based on assumptions regarding a participant in the relevant market that might acquire the Company's holdings in DBS and does not take into account the specific operational and tax synergies between the companies. The valuation is as at September 30, 2014.

3.2.7
The Company is currently preparing the allocation of the fair value for the tangible and intangible assets of DBS (PPA) through an external assessor. The PPA has not been completed. The PPA is attached to these statements. As at the approval date of this pro forma statement, the excess cost amounted to NIS 2,181 million. For the purpose of the pro forma statements, an excess cost that was determined provisionally will be allocated.

 The main points of valuation are as follows:

A.
Customer relations were estimated at NIS 761 million. The valuation was based on the income approach, using the multi-period excess earning method. Under this approach, the value of the asset is derived from the present value of the cash flows that are expected to arise from it over the remaining economic life of the asset. Amortization will be based on the economic life of customer relations, which was set at 7 years, taking into account the customer churn rate, which includes the churn rate for an amortization period of seven years, as follows: Years 1-2 - 20%, years 3-4 - 15%, and years 5-7 - 10%.

Notes to Interim Pro Forma Consolidated Financial Statements as at September 30, 2014 (Unaudited)

B.	Brand value - estimated at NIS 329 million. The valuation was prepared in accordance with the relief from royalty method, according to a remaining economic life of 12 years.

C.
Debentures - excess value over cost was estimated at NIS 180 million due to a decrease in yield to maturity of each debenture series. The interest rates underlying the discounted cash flows are 2.3% -2.6%.

D.	Eurocom shareholders loans - The fair value of the minority loans amounts to NIS 187 million, and, accordingly, the excess cost of these loans was derived and amounted to NIS 397 million.

E.
Goodwill - a value of NIS 874 million, constituting the difference between the consideration in the business combination and the fair value of the tangible assets, intangible assets and liabilities of DBS

3.2.8
Non-controlling interests were calculated based on their share of the fair value of the identified net assets and the net liabilities, as at the day of assuming control under the layers method. The share of non-controlling interests in equity as at the date of combining the businesses using the layers method amounts to 15%. The share of non-controlling interests in profit or loss in consecutive periods is in accordance with the rate of their share capital holding (41.64%). Reconciliation with the layers method is effected as an equity transaction with non-controlling interests.

3.2.9	In the statement of income, DBS losses continued under the layers method, using a weighted rate of the Company’s share of the losses of 85%.